April 11, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Amendment No. 1 to Registration Statement on Form 10 DRS Filed April 2, 2019
           File No. 377-02503

Dear Mr. Walker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form 10/A filed April 2, 2019

Risk Factors
Our amended and restated certificate of incorporation will designate . . . , page 64

1. We note your response to prior comment 2. Please clarify whether you intend the choice of forum provision to impose any limitations upon claims arising under the Securities
       Act. To the extent you intend the provision to require claims brought under the Securities
       Act to be resolved in the federal district courts, include such disclosure in a separate risk factor and address any questions of enforceability.
 Daniel H. Walker
FirstName LastNameDaniel H. Walker
Pennant Group, Inc.
Comapany NamePennant Group, Inc.
April 11, 2019
Page 11,
April 2 2019 Page 2
FirstName LastName
Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Cost Allocation, page F-8

2. Refer to the disclosure of equity-based incentive plans on page F-8. Please expand the disclosure to specifically address how costs related to Ensign Subsidiaries' employees that participate in the Subsidiary Equity Plan are determined. Please disclose the methodology used to determine the value of subsidiary equity underlying the stock incentives for these subsidiaries, if equity in these subsidiaries was issued rather than equity of Ensign. Please also expand Note (2) to the Unaudited Pro Forma Combined Financial Statements to
         describe how any subsidiary equity issued under the Subsidiary Equity Plan will be exchanged for Ensign or Pennant equity.
3. We note that you disclosed the amount of general and administrative costs allocated on page 113 of your previous filing. Please expand the disclosure on pages 114 and F-8 to include the amounts allocated for the periods presented or tell us the basis for your belief that such disclosure is not meaningful.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-
3810 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Telecommunications
cc:      Christian O. Nagler